B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of B. Riley Wealth Management Holdings, Inc.)

Statement of Financial Condition

		December 31, 2019
Assets		
Cash and cash equivalents	$	2,772,135
Securities and other investments owned, at fair value		2,719,043
Due from clearing brokers		5,972,913
Prepaid expenses and other assets		511,522
Forgivable loans, net of allowance for doubtful accounts of $870,651		6,424,256
Property and equipment, net of accumulated depreciation		1,600,696
Intangible assets, net of accumulated amortization		811,666
Mutual fund trails and other		463,292
Operating lease right-of-use assets		9,579,109
Receivable from affiliates		-
Other assets		1,229,212
Deferred tax asset		434,689
Total Assets	**$**	**32,518,533**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	524,126
Accrued compensation		2,992,698
Payable to affiliates		504,411
Securities sold, not yet purchased, at fair value		265,382
Operating lease liabilities		10,270,298
Liabilities subordinated to claims of general creditors		1,071,429
Total Liabilities		15,628,344
Stockholders' Equity		
Total stockholders' equity		16,890,189
Total Stockholders' Equity		16,890,189
Total Liabilities and Stockholders' Equity	**$**	**32,518,533**

See Notes to Financial Statements.